

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

July 20, 2009

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

   **RE: DISH DBS Corporation**
      **Form 10-K for the fiscal year ended December 31, 2008**
      **Filed March 2, 2009**

      **Form 10-Q for the Quarterly Periods Ended March 31, 2009**
      **File No. 333-31929**

Dear Mr. Han:

   The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director